UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS AND THE BOARD MEETING OF GRAVITY CO., LTD.

Gravity Co., Ltd. (the “Company”) held its Annual General Meeting of Shareholders (the “AGM”) at the Conference Room located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795 Korea at 10:00 a.m. on March 25, 2016.

The AGM was held with a quorum present and the agenda items were resolved by the shareholders in accordance with the Korean Commercial Code and the Company’s Articles of Incorporation as follows:

•	Agendum 1: the shareholders approved the Company’s non-consolidated financial statements as of and for the years ended December 31, 2015 and 2014 prepared in accordance with Accounting Standards for Non-Public Entities in Korea, or KAS-NPE, and audited in accordance with Generally Accepted Auditing Standards in Korea, or K-GAAS.

•	Agendum 2: the shareholders approved the reappointment of seven directors, Messrs. Hyun Chul Park, Yoshinori Kitamura, Kazuki Morishita, Kazuya Sakai (who are inside directors) and Messrs. Jong Gyu Hwang, Doo Hyun Ryu and Jung Yoo (who are independent directors).

•	Agendum 3: the shareholders approved the amount of KRW 1,400,000,000 as the maximum amount of compensation payable to directors as a group for fiscal year 2016.

Furthermore, the Company’s 2015 Annual Business Report was presented to the shareholders at the AGM.

The Company’s Board of Directors, consisting of the seven reelected directors, held a meeting immediately following the AGM (the “Board Meeting”). At the Board Meeting, Mr. Hyun Chul Park was reappointed as Chief Executive Officer and Mr. Yoshinori Kitamura was reappointed as Chairman of the Board of Directors.

Messrs. Jong Gyu Hwang, Doo Hyun Ryu and Jung Yoo were reappointed as Audit Committee members at the Board Meeting.

The Company expects to file the Company’s non-consolidated financial statements, including the notes thereto, which are prepared in the Korean language prepared in accordance with KAS-NPE and audited in accordance with K-GAAS as of and for the years ended December 31, 2015 and 2014 (“2015/2014 KAS-NPE non-consolidated financial statements”) with the Financial Supervisory Service of Korea on April 5, 2016. The condensed English translation version of the 2015/2014 KAS-NPE non-consolidated financial statements is expected to be submitted to the United States Securities and Exchange Commission on Form 6-K at the same time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: March 25, 2016

Exhibit Index

Exhibit No.	Description

99.1	Gravity Reports Non-consolidated Financial Results for 2015

99.2	2015 Annual Business Report

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